FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2007

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X               Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____                 No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.4R”, dated 5 December 2007.

2.	Press release entitled, “TR-1: Notification of Major Interests in Shares”, dated 6 December 2007.

3.	Press release entitled, “AstraZeneca Presents its Global Biologics Organisation, MedImmune, at 2007 Analyst and Investor Day”, dated 7 December 2007.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 December 2007.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 December 2007.

6.	Press release entitled, “AstraZeneca Files Patent Infringement Actions in Response to Crestor™ ANDAs”, dated 12 December 2007.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 December 2007.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 December 2007.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 December 2007.

10.	Press release entitled, “TR-1: Notification of Major Interests in Shares”, dated 20 December 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 January 2008	By: /s/ Justin Hoskins
Name: Justin Hoskins
Title: Deputy Company Secretary

Item 1

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

We hereby inform you that AstraZeneca PLC has received notice under DTR 3.1.2R that, on 30 November 2007, David Mott, President and Chief Executive Officer of MedImmune Inc., a person discharging managerial responsibilities, was awarded 59,435 AstraZeneca American Depositary Shares (ADSs) under the terms of the AstraZeneca Pharmaceuticals LP Restricted Stock Unit Award Plan at an award price of USD47.11 per ADS.  One ADS equals one Ordinary Share.  The award is expected to vest on 18 June 2009 subject to the rules of the Plan at which time Mr Mott will become beneficially entitled to the 59,435 ADSs providing that he remains in employment until that time.

G H R Musker
Company Secretary
5 December 2007

Item 2

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.    Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
AstraZeneca PLC

2.    Reason for the notification (place an X inside the appropriate bracket/s)
An acquisition or disposal of voting rights: ( X  )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (    )

3.    Full name of person(s) subject to the notification obligation:
Capital Group International, Inc.

4.    Full name of shareholder(s) (if different from 3.) :
……………..

5.    Date of the transaction (and date on which the threshold is crossed or reached if different):
3 December 2007

6.    Date on which issuer notified:
5 December 2007

7.    Threshold(s) that is/are crossed or reached:
3%

8.    Notified details:
……………..

A:    Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction

	Number of shares	Number of voting Rights
Ordinary Shares	44,074,040	44,074,040

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights

	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares		43,596,228		43,596,228		2.9873%

B:   Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A

Total (A+B)
Number of voting rights	% of voting rights

43,596,228	2.9873%

9.    Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
……………..

Proxy Voting:

10.  Name of the proxy holder:
……………..

11.  Number of voting rights proxy holder will cease to hold:
……………..

12.  Date on which proxy holder will cease to hold voting rights:
……………..

13.  Additional information:
Commencing 20 January 2007, The Capital Group Companies, Inc., no longer reports ownership of securities.  Capital Group International, Inc. and Capital Research and Management Company now report relevant holdings separately for the purposes of the new DTR Handbook.

14.  Contact name:
Justin Hoskins – Assistant Secretary

15.  Contact telephone number: 020 7304 5112

Item 3

AstraZeneca Presents its Global Biologics Organisation, MedImmune, at 2007 Analyst and Investor R&D Day

AstraZeneca (AZN) today holds an R&D day for analysts and investors at the headquarters of its global biologics organisation, MedImmune, in Gaithersburg, Maryland, USA, to present its recently expanded world-class biologics expertise.  At the meeting, which will run from 9:00 AM to 3:00 PM EST, senior leaders from MedImmune will present the Company’s highly developed capabilities in antibody and vaccine discovery, development, production and commercialisation within the broader context of AstraZeneca’s R&D activities.

"Building a major international presence in the research, development and commercialisation of biologics to complement our small molecule capabilities is key to our sustained success,” said David Brennan, Chief Executive Officer of AstraZeneca.  “The consolidation of all our biologics capabilities from AstraZeneca, Cambridge Antibody Technology (CAT) and MedImmune into one unit immediately creates one of the world’s largest biologics pipelines and establishes us as a leader in biotechnology among our pharmaceutical peers.”

As part of the event, David Mott, President and Chief Executive Officer of the newly combined organisation that will continue to operate under the MedImmune name, will discuss AstraZeneca’s biologics ambitions and vision and describe how MedImmune will be operationally independent but strategically aligned within the AstraZeneca group.

“In MedImmune, AstraZeneca has a world-class biologics organisation with end-to-end capabilities from discovery through commercialisation,” said Mr. Mott. “Since coming into AstraZeneca, we have strategically and operationally integrated the former Cambridge Antibody Technology group and other biologics activity within AstraZeneca.  We have brought AstraZeneca’s two pre-existing biologics locations and approximately 300 more people under the MedImmune umbrella to address unmet therapeutic needs within the central nervous, gastrointestinal and cardiovascular systems, in addition to our historical focus on the areas of infectious disease, inflammatory disease and cancer. As a result, our biologics pipeline now has more than doubled in size to contain approximately 100 research projects and more than a dozen clinical product candidates.  We also have a stronger and more diverse discovery engine with access to a wider range of cutting-edge technologies.

“Thanks to these new capabilities,” Mr Mott continued, “we have also increased our productivity targets, including having at least three new drug candidates in pivotal trials by 2010 and, at steady state, targeting an average of six investigational new drug applications for submission per year.”

Progress in the following key therapeutic areas will be covered at the meeting:

Infectious Diseases:
AstraZeneca believes that biologics will provide novel approaches for antivirals and antibacterials.  In MedImmune, AstraZeneca has established a significant technology base in monoclonal antibodies (MAbs) and vaccines, which may contribute to important new solutions for the prevention and treatment of infectious diseases.

While MedImmune’s respiratory syncytial virus (RSV) franchise has been anchored by the success of Synagis® (palivizumab), MedImmune is rapidly evolving its RSV-prevention efforts through significant clinical developments for its latest anti-RSV drug candidate, motavizumab. Today, MedImmune physicians will describe findings from a pivotal Phase III trial of motavizumab, which is expected to be filed under a biologics license application (BLA) to the U.S. Food & Drug Administration (FDA) in early 2008.  MedImmune presenters will also highlight additional RSV programmes, including RSV vaccine candidates and a next-generation anti-RSV MAb candidate that could follow motavizumab.

Expanding on its product development experience with FluMist® (Influenza Virus Vaccine Live, Intranasal), MedImmune also will outline its efforts to bring a vaccine to market to help prevent pandemic influenza. MedImmune is currently engaged in dialogue with the U.S. government, the World Health Organisation and others around the world on how it can help prepare for a potential pandemic crisis.

MedImmune currently plans to file an application for FluMist with the European Agency for the Evaluation of Medicinal Products (EMEA) in 2008.   The company

intends to take maximum advantage of AstraZeneca’s global platform to commercialise FluMist across the world.

Respiratory and Inflammatory Diseases:
Today, MedImmune scientists will describe multiple programmes currently underway to develop targeted treatments for a variety of respiratory and inflammatory diseases. An important area of focus for MedImmune is the potential control of asthma symptoms. MedImmune has a number of programmes evaluating this disease state including ongoing Phase I and II trials studying MAbs targeting the interleukin-5 receptor (IL-5R) and interleukin-9 (IL-9) respectively; and a planned Phase II trial studying a MAb targeting interleukin-13 (IL-13) in patients with severe asthma.

MedImmune will also highlight data from a Phase I study assessing the safety and efficacy of an anti-interferon-alpha treatment, which showed consistent evidence of clinical activity across multiple measures of disease in patients with mild-to-moderate systemic lupus erythematosus.  Furthermore, a Phase I clinical trial for a MAb targeting the alpha subunit of the granulocyte-macrophage colony stimulating factor receptor (GM-CSFR) is underway. The study, designed to evaluate the safety and tolerability of single doses of this MAb in patients with rheumatoid arthritis, is the first clinical trial in which a MAb targeting this receptor is being investigated in this patient population.

Oncology:
Traditionally a very strong growth area for biologics, MedImmune anticipates developing new cancer treatments using biological approaches with highly defined molecular targets for patient populations with unmet medical needs. Today MedImmune will describe numerous oncology trials that are underway and/or planned, including those for IPI-504, MedImmune’s partnered drug candidate designed to inhibit heat shock protein 90 (Hsp90). Hsp90 is an emerging cancer target, which is currently being evaluated as a potential treatment for three solid tumour indications.

MedImmune will also discuss new data from an ongoing Phase I clinical trial of MEDI-538 (also known as MT103) in patients with late-stage non-Hodgkin’s lymphoma.  MEDI-538 is a recombinant single-chain bispecific T-cell engager, or BiTE®, molecule targeting the CD19 antigen. This candidate drug is the only BiTE molecule in clinical trials, and is currently in Phase I and II clinical development for the treatment of various B-cell malignancies.  In addition, MedImmune will also discuss its anti-CD22 programme in Phase I development for certain leukemias and lymphomas. Also expected in the next 24 months are Phase I trials of biologics candidates targeting: PDGFR-alpha, IGF, EphA2, CD19 and CEA.

Commercialisation:
Supporting this strong pipeline is MedImmune's rich body of knowledge in biologics process and analytical development. In this area, MedImmune is led by a seasoned work force with experience in helping to select and optimise drug candidates from product inception through commercialisation. As part of this process, MedImmune investigates new pathways to disease and produces targeted, novel therapeutic interventions. In addition, MedImmune has integrated high-productivity antibody platforms, purification processes achieving some of the highest yields in the industry, and proven scale-up capabilities to meet the production demands of a diverse portfolio. Clinical production and analytical capability are focused on support for the rapidly advancing biologics portfolio at MedImmune.

Mr Brennan concluded, “Through the acquisition of MedImmune, Inc. and the reorganisation of our existing biologics capabilities under the MedImmune brand, AstraZeneca has accelerated delivery of its biologics strategy while lowering its execution risk. I am confident that the business model we have created — with a strong reliance on balancing operational independence with strategic collaboration — will enable us to deliver on the potential of one of the largest biologics pipelines in the industry.”

7 December 2007

Media Enquiries:
Jamie Lacey +1 301 398 4035

Analyst & Investor Enquiries:
Jonathan Hunt +44 (0) 207 304 5087
Karl Hard +44 (0) 207 304 5322
Ed Seage +1 302 886 4065

Jorgen Winroth +1 212 579 0506
Peter Vozzo + 1 301 398 4358

Notes To Editors
Interviews with some of the presenters at the R&D day can be found at:
http://www.astrazeneca.com/biologics

Broadcast quality footage of AstraZeneca and MedImmune products, activities and facilities is available from the Broadcast Centre at: http://www.thenewsmarket.com/astrazeneca

Presentations from today’s R&D day will be available to download at the start of the event at: http://www.astrazeneca.com/article/511711.aspx

An up to date development pipeline can be downloaded from: http://www.astrazeneca.com/article/511390.aspx

ABOUT SYNAGIS
Synagis is the only MAb approved by the FDA to help prevent an infectious disease. Synagis is indicated for the prevention of serious lower respiratory tract disease caused by RSV in children at high risk of RSV disease. Synagis was approved for use in the United States in 1998, Europe in 1999, and Japan in 2002. Synagis is currently available in 62 countries. Abbott has exclusive rights to Synagis in markets outside the United States. MedImmune promotes Synagis in the United States.

Important Safety Information
Globally, prescribing information varies; refer to the individual country product label for complete information.  For U.S. safety information, visit http://www.medimmune.com/pdf/products/synagis_pi.pdf.

Synagis is indicated for the prevention of serious lower respiratory tract disease caused by RSV in paediatric patients at high risk of RSV disease and is administered by intramuscular injection. Safety and efficacy were established in infants with bronchopulmonary dysplasia (BPD), infants with a history of premature birth (less than or equal to 35 weeks gestational age), and children with hemodynamically significant congenital heart disease (CHD). Synagis has been used in more than one million children in the U.S. since its introduction in 1998. The first dose of Synagis should be administered prior to commencement of the RSV season. Patients, including those who develop an RSV infection, should continue to receive monthly doses throughout the season.

Very rare cases (less than one per 100,000 patients) of anaphylaxis and rare (less than one per 1,000 patients) hypersensitivity reactions have been reported with Synagis. Cases of anaphylaxis were reported following re-exposure to Synagis and rare severe hypersensitivity reactions occurred on initial exposure or re-exposure. If a severe hypersensitivity reaction occurs, therapy with Synagis should be permanently discontinued. If milder hypersensitivity reaction occurs, caution should be used on re-administration of Synagis. In post-marketing reports, very rare cases (less than one case per 100,000 patients) of severe thrombocytopenia (platelet count less than 50,000/microliter) have been reported.

In clinical trials, the most common adverse events occurring at least 1 percent more frequently in Synagis-treated patients than controls were upper respiratory infection, otitis media, fever, and rhinitis. Cyanosis and arrhythmia were seen in children with CHD. There have also been post-marketing reports of injection site reactions.

ABOUT FLUMIST
* FluMist is a live attenuated influenza virus vaccine indicated for active immunization of individuals two-to-49 years of age against influenza disease caused by influenza virus subtypes A and type B contained in the vaccine.

FluMist is contraindicated in individuals with history of hypersensitivity to eggs, egg proteins, gentamicin, gelatin or arginine or with life-threatening reactions to previous influenza vaccinations, and in children and adolescents receiving concomitant aspirin or aspirin-containing therapy.

Do not administer FluMist to children less than 24 months of age due to an increased risk of hospitalisation and wheezing that was observed in clinical trials.  FluMist should not be administered to any individual with asthma and to children less than five years of age with recurrent wheezing unless the potential benefit outweighs the potential risk.  Do not administer FluMist to individuals with severe asthma or active wheezing.

If Guillain-Barré syndrome has occurred with prior influenza vaccination or if an individual is immunocompromised, the decision to give FluMist should be based on careful consideration of the potential benefits and risks.  FluMist should not be administered to individuals with underlying medical conditions predisposing them to wild-type influenza infection complications unless the potential benefit outweighs the potential risk.  FluMist should be given to a pregnant woman only if clearly needed. Most common adverse reactions (occurring at greater than or equal to 10 percent in individuals receiving FluMist and at least five percent greater than in placebo) are runny nose or nasal congestion in recipients of all ages, fever greater than 100 degrees Fahrenheit in children two-to-six years of age, and sore throat in adults. FluMist may not protect all individuals receiving the vaccine.  FluMist is for intranasal administration only.  Please see complete prescribing information at http://www.medimmune.com/pdf/products/flumist_pi.pdf.

ABOUT MEDIMMUNE
As one of the few biotech companies in the world to have a track record of commercial success and profitability, MedImmune has demonstrated its ability to bring innovative vaccines and biologics speciality products to market through its 600-person commercial organisation in the United States. Over the last decade, MedImmune’s revenues have grown at a compound annual rate of 36 percent from under $50 million in 1996 to almost $1.5 billion in 2006, thanks primarily to MedImmune’s blockbuster product, Synagis, which is the first and only recombinantly produced MAb licensed by the FDA for prevention of an infectious disease. Approved now in more than 60 countries, Synagis is the standard of care for helping to prevent RSV disease in infants and young children at high-risk for RSV.

MedImmune’s vaccine franchise is anchored by FDA-approved FluMist, which represents the first licensed advance in flu vaccine technology in more than 60 years.  The first nasal mist flu vaccine approved in the U.S., FluMist is part of a platform of technology around live, attenuated vaccines that have been developed at MedImmune. In 2007, the FDA approved MedImmune's application to expand the vaccine’s label to include eligible children two to five years of age, as well as a new refrigerated formulation of FluMist. The vaccine was previously approved by the FDA for use in children and adults five to 49 years of age and was stored as a frozen formulation.*

MedImmune was also at the forefront of the work to develop a vaccine to prevent cervical cancer caused by human papilloma virus (HPV).  The company partnered with GSK for the completion of the clinical development and the commercialisation of the vaccine.   In early 2005 the agreement was amended to allow Merck, which has also been developing an HPV vaccine, to be granted a sublicense to MedImmune’s intellectual property.  As a result, MedImmune receives milestone payments and royalties on HPV vaccines marketed by both pharmaceutical companies.

To complement its in-house discovery and research capabilities, MedImmune has been among the most active biotech strategic players, having executed almost 40 significant business development, licensing and acquisition-related transactions between 2004 and 2007.

MedImmune strives to provide better medicines to patients, new medical options for physicians and rewarding careers to employees. With approximately 3,000 employees worldwide and headquarters in Maryland, MedImmune is dedicated to advancing science and medicine to help people live better lives and is wholly owned by AstraZeneca plc (LSE: AZN.L, NYSE: AZN). For more information, visit MedImmune's website at http://www.medimmune.com.

ABOUT ASTRAZENECA
AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4 Good Index.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In order to utilise the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Review contains forward-looking statements with respect to the research and development efforts within MedImmune, the biologics organization within AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the risk that research and development efforts will not yield new products that achieve commercial success; the loss or expiration of patents; difficulties in the manufacturing processes for biological products; the risk of delay to new product launches; and the difficulties of obtaining and maintaining governmental approvals for products.  For a more complete list of risks associated with the AstraZeneca businesses, please refer to the AstraZeneca filings with the Securities and Exchange Commission.

TRADEMARKS
MedImmune and Synagis are registered trademarks of MedImmune, Inc. and FluMist is a registered trademark of MedImmune Vaccines, Inc. Both MedImmune, Inc. and MedImmune Vaccines, Inc. are members of the AstraZeneca group of companies. BiTE is a registered trademark of Micromet, Inc.

SYN07-203
FLU07-213
- ENDS -

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 December 2007, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2299 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,459,795,941.

G H R Musker
Company Secretary
11 December 2007

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 December 2007, it purchased for cancellation 576,000 ordinary shares of AstraZeneca PLC at a price of 2293 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,459,226,059.

G H R Musker
Company Secretary
12 December 2007

Item 6

AstraZeneca Files Patent Infringement Actions in Response
to CrestorTM  ANDAs

AstraZeneca today announced that it has filed patent infringement actions in United States District Court, District of Delaware, against seven generic drug manufacturers, which have submitted Abbreviated New Drug Applications (ANDAs) for CrestorTM.

On 1st November 2007, AstraZeneca announced its receipt of a notice-letter from Cobalt Pharmaceuticals, Inc., notifying AstraZeneca that Cobalt had submitted an ANDA to the U.S. Food and Drug Administration (FDA). Cobalt’s ANDA sought approval to market generic versions of CrestorTM tablets prior to the expiration of patents covering CrestorTM tablets. Cobalt’s ANDA contained a Paragraph IV certification alleging that the U.S. patents owned or licensed by AstraZeneca, and listed in the FDA’s Orange Book referencing CrestorTM, were not infringed or that the patents were otherwise invalid or unenforceable.

Since receiving Cobalt’s notice-letter, AstraZeneca has received similar Paragraph IV Certification notice-letters from eight additional generic drug manufacturers. AstraZeneca received notice letters from (1) Teva Pharmaceuticals, USA (Teva) on October 31, 2007; (2) Aurobindo Pharma Limited (Aurobindo) on November 5, 2007; (3) Apotex, Inc. (Apotex) on November 6, 2007 and December 5, 2007; (4) Par Pharmaceutical (Par) on November 6, 2007; (5) Sandoz Inc. (Sandoz) on November 12, 2007; (6) Mylan Pharmaceuticals Inc. (Mylan) on November 15, 2007; (7) Glenmark Pharmaceuticals, Inc. USA (Glenmark) on November 15, 2007; and (8) Sun Pharmaceutical Industries Ltd. (Sun) on November 19, 2007.

Each of the eight additional generic drug companies has notified AstraZeneca that it has submitted an ANDA to the FDA seeking approval to market generic versions of CrestorTM tablets before the expiration of the U.S. Patents owned or licensed by AstraZeneca.  Each notice-letter contained a Paragraph IV certification notice alleging that one or more of the three Orange Book listed US patents referencing Crestor in the FDA’s Orange Book was not infringed or otherwise invalid or unenforceable.

Based on these various ANDA filings and Paragraph IV certifications, on 11th December 2007 AstraZeneca filed individual patent infringement actions in United States District Court, District of Delaware, against Aurobindo, Apotex, Cobalt, Par, Sandoz, Mylan, and Sun, alleging infringement of U.S. No. RE 37,314 (the ‘314 patent).  AstraZeneca licenses the ‘314 patent from Shionogi & Co. Ltd.

Summary details of each notice–letter are as follows:

Aurobindo stated that its ANDA includes a “Paragraph IV” certification, alleging that the claims of U.S. Patent Nos. 6,316,460 B1 (the ‘460 patent), 6,858,618 (the ‘618 patent), and the ‘314 patent are invalid, unenforceable, and/or not infringed.

Teva stated that its Paragraph IV certification alleges that the ‘460 patent and the ‘618 patent are invalid, unenforceable, and/or not infringed. AstraZeneca did not file patent infringement actions against Teva based on the ‘314 patent. Teva did not notify AstraZeneca that they intended to market generic rosuvastatin calcium tablets prior to the expiration of the ‘314 patent, which covers the active ingredient and expires in 2016.

Apotex stated that its Paragraph IV certifications alleges that the ’460 patent and the ‘314 patent are invalid, unenforceable, and/or not infringed.

Par stated that its Paragraph IV certification alleges that the ‘460 patent and the ‘314 patent are invalid, unenforceable, and/or not infringed.

Sandoz stated that its Paragraph IV certification alleges that the ‘460 patent, the ‘618 patent, and the ‘314 patent are invalid, unenforceable, and/or not infringed.

Mylan stated that its Paragraph IV certification alleges that the ‘460 patent and the ‘314 patent are invalid, unenforceable, and/or not infringed.

Glenmark stated that its Paragraph IV certification alleges that the ‘460 patent is invalid, unenforceable, and/or not infringed. AstraZeneca did not file patent infringement actions against Glenmark based on the ‘314 patent. Glenmark did not notify AstraZeneca that they intended to market generic rosuvastatin calcium tablets prior to the expiration of the ‘314 patent, which covers the active ingredient and expires in 2016.

Sun stated that its Paragraph IV certification alleges that the ‘460 patent, the ‘618 patent, and the ‘314 patent are invalid, unenforceable, and/or not infringed.

12th December 2007

Media Enquiries:
Steve Brown,  +44 207 304 5033  (24 hours)
Edel McCaffrey,  +44 207 304 5034  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Peter Vozzo, (MedImmune)  +1 301 398 4358

- Ends –

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 December 2007, it purchased for cancellation 660,000 ordinary shares of AstraZeneca PLC at a price of 2283 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,458,566,059.

G H R Musker
Company Secretary
13 December 2007

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 December 2007, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2284 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,457,666,059.

G H R Musker
Company Secretary
14 December 2007

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 December 2007, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2271 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,456,866,319.

G H R Musker
Company Secretary
17 December 2007

Item 10

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.    Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
AstraZeneca PLC

2.    Reason for the notification (place an X inside the appropriate bracket/s)
An acquisition or disposal of voting rights: (   )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : ( change in issued share capital  )

3.    Full name of person(s) subject to the notification obligation:
AXA S.A, 25 Avenue Matignon, 75008 Paris and its group companies

4.    Full name of shareholder(s) (if different from 3.) :
……………..

5.    Date of the transaction (and date on which the threshold is crossed or reached if different):
17 December 2007

6.    Date on which issuer notified:
18 December 2007

7.    Threshold(s) that is/are crossed or reached:
5%

8.    Notified details:
……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction

	Number of shares	Number of voting Rights
Ordinary Shares	75,243,691	75,243,691
American Depositary Receipt	-	-

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights

	Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	19,613,790	19,613,790	51,320,769	1.35	3.52
American Depositary Receipt	-	-	-	-	-

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A

Total (A+B)
Number of voting rights	% of voting rights
70,934,559	4.87%

9.    Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
……………..

Proxy Voting:

10.  Name of the proxy holder:
……………..

11.  Number of voting rights proxy holder will cease to hold:
……………..

12.  Date on which proxy holder will cease to hold voting rights:
……………..

13.  Additional information:
……………..

14.  Contact name:
Justin Hoskins – Assistant Secretary

15.  Contact telephone number:
020 7304 5112